Contact

www.linkedin.com/in/andre-l-mcdow-a4490780 (LinkedIn)

Top Skills

CDL Class A

Truck

Creative Writing

Andre' L. McDow

Knowtify CEO & Founder, Screenwriter, Creative Writer, Professional Writer, Truck Driver

Smyrna, Georgia, United States

Summary

I am currently pursuing my Masters of Fine Arts in Creative Writing with the intent and desire to break into the entertainment industry as a screenwriter. My passion for writing spans many years and my desire to deliver memorable works continue to drive me as I perfect my craft. I am willing to join creative writing circles and workshop projects, as well as network with industry professionals open to developing a continuing creative relationship.

Experience

Knowtify Inc.

CEO & Founder

January 2021 - Present (2 years 2 months)

United States

Tech start-up CEO & Founder of Knowtify, Inc.

311 Concepts

Truck Driver

January 2021 - Present (2 years 2 months)

Atlanta, Georgia, United States

Professional, contract OTR truck driver.

Lockheed Martin

Senior Structural Assembler

October 2008 - August 2018 (9 years 11 months)

Marietta, Ga

Education

Full Sail University

Master of Fine Arts (MFA), Creative Writing · (2014 - 2015)

Grand Canyon University

Bachelor of Arts (B.A.), English Language and Literature/
Letters · (2009 - 2011)